HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  July 24, 2014

Emily Drazan
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Creative Learning Corporation
            File No. 000-52883

     Item 307 of Regulation S-K provides, in part, the following:

     "Disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures..."

     The Company had a good faith belief regarding its conclusion with respect to the effectiveness of its disclosure controls and procedures, and Item 307 does not require that anyone agree with the Company's conclusion. For the reasons set for in our previous letters, the Company stands by its conclusion regarding its internal control and procedures.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                  Very Truly Yours,

                                  HART & HART, LLC

                                   /s/ William T. Hart
                                By
                                   William Hart